Votorantim Celulose e Papel S.A.
Consolidated Financial Statements
as at December 31, 2008 and 2007,
and for the Three Years Ended
December 31, 2008
and Reports of Independent Registered
Public Accounting Firms

Management's Report on Internal Control
Over Financial Reporting

1
The management of Votorantim Celulose e Papel S.A. and subsidiaries ("the Company") is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

2
The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's Audit Committee, principal executive and principal financial officers, and effected by the Company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

3
Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Votorantim Celulose e Papel S.A.

4
The effectiveness of the Company's internal control over financial reporting as of December 31, 2008, is based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2008 the Company's internal control over financial reporting is effective.

São Paulo, June 29, 2009

José Luciano Penido	Paulo Prignolato
Chief Executive Officer	Chief Financial Officer
June 29, 2009	June 29, 2009

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.

1
In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Votorantim Celulose e Papel S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit and the report of other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We did not audit the consolidated financial statements or internal control over financial reporting of Aracruz Celulose S.A., an affiliate. The investment in which totaled US$ 135 million and US$ 314 million at December 31, 2008 and 2007, respectively, and for which the equity in earnings (losses) of affiliates, included in net income (loss), totaled a loss of US$ 153 million and income of US$ 52 million and US$ 56 million for the years ended December 31, 2008, 2007 and 2006, respectively. The financial statements and internal control over financial reporting of Aracruz Celulose S.A. were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Aracruz Celulose S.A. and as to the effectiveness of its internal control over financial reporting as of December 31, 2008, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Votorantim Celulose e Papel S.A.

2
Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

3
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

4
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers Auditores Independentes
São Paulo, Brazil
June 29, 2009

Votorantim Celulose e Papel S.A.

Report of Independent Registered
Public Accounting Firm, on Internal
Control Over Financial Reporting

To the Board of Directors and Stockholders of
Aracruz Celulose S.A.
Aracruz - ES

We have audited Aracruz Celulose S.A. and subsidiaries’ (the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Votorantim Celulose e Papel S.A.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and our report dated June 30, 2009 expressed an unqualified opinion on those financial statements.

/s/Deloitte Touche Tohmatsu Auditores Independentes
Deloitte Touche Tohmatsu Auditores Independentes
Rio de Janeiro, Brazil
June 30, 2009

Votorantim Celulose e Papel S.A.

Report of Independent Registered Public
Accounting Firm, On Consolidated
Financial Statements

To the Board of Directors and Stockholders of
Aracruz Celulose S.A.
Aracruz - ES

We have audited the accompanying consolidated balance sheets of Aracruz Celulose S.A. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/Deloitte Touche Tohmatsu Auditores Independentes
Deloitte Touche Tohmatsu Auditores Independentes
Rio de Janeiro, Brazil
June 30, 2009

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheets at December 31
In millions of U.S. dollars, except number of shares

Assets	Note		2008	2007

Current assets
Cash and cash equivalents			280	565
Available for sale securities	6		-	176
Trading securities			43	-
Trade accounts receivable, net	7		151	165
Inventories	8		193	186
Recoverable taxes			73	71
Deferred income tax	5(b	)	43	5
Other			32	34

			815	1,202

Non-current
Investment in affiliates, including goodwill	9		157	1,009
Goodwill, other	9		132	-
Property, plant and equipment, net	10		3,866	3,916
Other assets
Recoverable taxes			105	68
Accounts receivable for investment sold	4(a	)	10	34
Advances to suppliers			7	10
Judicial deposits	15		130	158
Other			8	8

			260	278

Total assets			5,230	6,405

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheets at December 31
In millions of U.S. dollars, except number of shares	(continued)

Liabilities and shareholders' equity	Note		2008	2007

Current liabilities
Trade payables			65	139
Short-term debt	11		438	211
Current portion of long-term debt	12		490	156
Unrealized loss from cross-currency interest rate swaps	14		97	5
Payroll, profit sharing and related charges			23	23
Taxes on income and other taxes			5	34
Interest attributable to capital payable	17		-	170
Other			34	18

			1,152	756

Non-current
Long-term liabilities
Long-term debt	12		1,159	1,197
Unrealized loss from cross-currency interest rate swaps	14		3	-
Deferred income tax, net	5(b	)	204	349
Accrued liabilities for legal proceedings	15		161	197
Post-retirement benefits	21		26	23

			1,553	1,766

Commitments and contingencies	15

Shareholders' equity	17
Preferred shares, no par value, 280,000,000 shares authorized, 95,658,964 shares issued and outstanding (2007 - 98,443,055)			953	953
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding			1,053	1,053
Additional paid-in capital	4(a)(i	)	35	35
Treasury shares, at cost, 2007 - 28,900 preferred shares	4(a)(i	)	-	(1)
Appropriated retained earnings			110	110
Unappropriated retained earnings			1,215	1,711
Accumulated other comprehensive income (deficit)
Cumulative translation adjustments			(847)	19
Post-retirement benefits	21		6	3

			2,525	3,883

Total liabilities and shareholders' equity			5,230	6,405

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Operations
Years Ended December 31
In millions of U.S. dollars, except number of shares

	Note		2008	2007	2006

Net operating revenue
Domestic sales (net of sales taxes: 2008 - US$ 223; 2007 - US$ 226 and 2006 - US$ 222)			721	709	685
Export sales			645	624	632

			1,366	1,333	1,317

Operating costs and expenses
Cost of sales			934	887	813
Selling and marketing			143	138	136
General and administrative			72	64	63
Gain on exchange of assets, net	4(b	)	-	(955)	-
Other, net			17	13	20

			1,166	147	1,032

Operating income			200	1,186	285

Non-operating income (expense)
Financial income	19		149	236	166
Financial expense	19		(227)	(145)	(148)
Foreign exchange gain (loss) and unrealized gain
(loss) on swaps and trading securities, net			(593)	214	(4)

			(671)	305	14

Income (loss) before taxes on income and equity in affiliates			(471)	1,491	299

Current income tax expense			(2)	(35)	(25)
Deferred income tax expense on asset exchange gain			-	(327)	-
Deferred income tax (expense) benefit			200	(21)	21

	5(a	)	198	(383)	(4)

Income (loss) before equity in affiliates			(273)	1,108	295

Equity in earnings (losses) of affiliates	9		(132)	113	77

Net income (loss)			(405)	1,221	372

Votorantim Celulose e Papel S.A.

Consolidated Statements of Operations
Years Ended December 31
In millions of U.S. dollars, except number of shares	(continued)

	Note		2008	2007	2006

Net income applicable to preferred shares			-	618	188
Net income (loss) applicable to common shares			(405)	603	184

Net income (loss)			(405)	1,221	372

Basic and diluted earnings (loss) - in U.S. dollars	2(l	)
Per preferred share or ADS			-	6.28	1.97
Per common share			(3.83)	5.71	1.79

Weighted average number of shares outstanding (thousand)
Preferred			96,888	98,444	92,240
Common			105,702	105,702	105,702

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Cash Flows
Years Ended December 31
In millions of U.S. dollars

	Note	2008	2007	2006

Cash flows from operating activities
Net income (loss)		(405)	1,221	372
Adjustments to reconcile net income (loss) to cash from operations
Depreciation and depletion		160	143	193
Loss on disposal of property, plant and equipment		21	10	14
Gain on sale of investments	4(a)/4(d)	-	(65)	-
Gain on exchange of assets, net of deferred tax of (US$ 338)	4(b)	-	(651)	-
Foreign exchange and unrealized swap and trading securities (gains) losses, net		593	(214)	4
Deferred income tax		(200)	21	(21)
Equity in losses (earnings) of affiliates		132	(113)	(77)
Interest attributable to capital and dividends received		27	23	15
Other		88	23	-
Decrease (increase) in assets
Trade accounts receivable		14	36	6
Inventories		(7)	13	(19)
Other assets		18	(95)	(89)
Decrease in liabilities		(53)	(19)	(16)

Net cash provided by operating activities		388	333	382

Cash flows from investing activities
Available for sale securities
Purchase		(7)	(823)	(431)
Proceeds from sale and maturities		193	1,078	602
Trading securities, net		(43)	-	-
Sale of an interest in an affiliate	4(a)	42	93	-
Acquisition of an interest in an affiliate	4(a)	-	-	(36)
Acquisition of property, plant and equipment		(692)	(477)	(248)
Exchange of cash and cash equivalents assets		-	(16)	-

Net cash used in investing activities		(507)	(145)	(113)

Cash flows from financing activities
Short-term debt
Borrowings		936	622	603
Repayments		(433)	(709)	(441)
Long-term debt
Third parties
Issuance		50	382	134
Repayments		(37)	(240)	(299)
Related parties
Issuance		21	12	45
Repayments		(51)	(44)	(56)
Treasury shares
Acquisition and CMT extra-judicial agreement	4(a)(i)	(182)	-	-
Sale		-	-	18
Interest attributable to capital and dividends paid		(188)	(136)	(111)

Net cash provided by (used in) financing activities		116	(113)	(107)

Votorantim Celulose e Papel S.A.

Consolidated Statements of Cash Flows
Years Ended December 31
In millions of U.S. dollars	(continued)

	Note	2008	2007	2006

Effect of exchange rate changes on cash and cash equivalents		(282)	85	(18)

Net (decrease) increase in cash and cash equivalents		(285)	160	144

Cash and cash equivalents at beginning of year		565	405	261

Cash and cash equivalents at end of year		280	565	405

Supplemental cash flow information
Cash paid during the year for
Income tax		1	-	14
Interest		91	110	98

Supplemental non cash flow information
Income tax offset with tax credits		33	46	12
Issue of shares upon acquisition of an interest in an affiliate	4(a)	-	-	168
Asset exchange	4(b)
Assets received (fair value)		-	1,498	-
Assets provided (book value)		-	509	-

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in
Shareholders' Equity
In millions of U.S. dollars, except number of shares

	2008	2007	2006

Preferred shares
At beginning of year	953	953	785
Capital increase	-	-	168

At end of year	953	953	953

Common shares
At beginning and end of year	1,053	1,053	1,053

At end of year	1,053	1,053	1,053

Additional paid-in-capital
At beginning of year	35	35	29
Gain on sale of treasury shares	-	-	6
Put option exercised by CMT (Note 4(a)(i))	(44)	-	-
Shares retired (Note 4(a)(i))	44	-	-

At end of year	35	35	35

Treasury shares
At beginning of year	(1)	(1)	(13)
Preferred shares sold (2008 - 28,900; 2007 - 3,098;
2006 - 1,049,502)	1	-	12
Put option exercised by CMT (Note 4(a)(i))	(50)	-	-
Shares retired (Note 4(a)(i))	50	-	-

At end of year	-	(1)	(1)

Appropriated retained earnings
At beginning of year	110	86	72
Transferred from unappropriated retained earnings	-	24	14

At end of year	110	110	86

Unappropriated retained earnings
At beginning of year	1,711	694	487
Net income (loss)	(405)	1,221	372
Transferred to appropriated retained earnings	-	(24)	(14)
Shares retired (Note 4(a)(i))	(94)	-	-
Reversal of dividends expired	3	-	-
Dividends and interest attributed to capital
Preferred	-	(91)	(76)
Common	-	(89)	(75)

At end of year	1,215	1,711	694

Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in
Shareholders' Equity
In millions of U.S. dollars, except number of shares	(continued)

	2008	2007	2006

Cumulative translation adjustments
At beginning of year	19	(545)	(687)
Gain (loss) for the year	(866)	564	142

At end of year	(847)	19	(545)

Post-retirement benefits
At beginning of year	3	-	-
Provision for the year	3	3	-

At end of year	6	3	-

Net unrealized gains on available for sale securities
At beginning of year	-	-	11
Realized (transferred to results of operations)	-	-	(11)

At end of year	-	-	-

Shareholders' equity at end of year	2,525	3,883	2,275

Comprehensive income (loss)
Net income (loss)	(405)	1,221	372
Translation adjustments	(866)	564	142
Post-retirement benefits	3	3	-

Comprehensive income (loss)	(1,268)	1,788	514

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

1	Operations

Votorantim Celulose e Papel S.A. and its subsidiaries (the "Company", "VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in São Paulo.

We produce eucalyptus pulp which we use in our own paper manufacturing facilities and sell the excess in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

In 2009, the shareholders agreed to postpone the Company's planned project, and initial environmental licensing process, to install a pulp plant in the State of Rio Grande do Sul due to the current global economy crisis.

On March 30, 2009 the Company's new production unit located in the city of Três Lagoas, Mato Grosso, became operational and is programmed to reach full capacity in four years.

On February 1, 2007 VCP and International Paper Investments (Holland) B.V. ("International Paper") exchanged industrial and forestry assets whereby VCP provided a pulp and paper plant and timberlands and received land, forests and a pulp mill under development (Note 4(b)). On June 25, 2007, VCP paid US$ 34 to International Paper for closing adjustments (Note 4(b)). The transaction was treated as a non cash exchange of assets for accounting and tax purposes and generated no immediate tax consequences in the companies' operating environment.

On September 3, 2007, the Company contributed a portion of its Jacareí mill assets in exchange for a 40% interest in Ahlstrom VCP Indústria de Papéis Especiais S.A. ("Ahlstrom VCP"). Ahlstrom Corporation ("Ahlstrom"), contributed US$ 124 in cash in exchange for its 60% interest. On August 29, 2008 the remaining 40% equity interest was sold to Ahlstrom for US$ 42 (Note 4(d)).

Our preferred shares are traded on the Brazilian Stock Exchange under the symbol "VCPA4." Our American Depositary Shares ("ADS") are traded on the New York Stock Exchange under the symbol "VCP". Each ADS represents one of our preferred shares.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

2	Significant Accounting Policies

(a)	Basis of presentation

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the accounting principles applied by the Company in its financial statements prepared in accordance with accounting practices generally accepted in Brazil ("Brazilian GAAP") as filed with the Comissão de Valores Mobiliários (Brazilian Securities Commission or "CVM"), or for other statutory purposes in Brazil.

(b)	Translation of financial statements

We transact the majority of our business in Brazilian Reais (R$) and, therefore, have adopted the Brazilian Real as the functional currency and have selected the United States dollar as our reporting currency. Our affiliates located outside Brazil have the U.S. dollar as their functional currency. The U.S. dollar amounts for all years presented have been translated from Reais amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") 52, "Foreign Currency Translation" issued by the Financial Accounting Standards Board ("FASB"). Assets and liabilities are translated from the functional currency to the reporting currency using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2008 - US$ 1.00 : R$ 2.3370 - December 31, 2007 - US$ 1.00 : R$ 1.7713; December 31, 2006 - US$ 1.00 : R$ 2.1380).

Revenue, expenses and gains and losses are translated from the functional currency to the reporting currency using the monthly weighted-average exchange rates for the year. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account - "CTA" in shareholders' equity.

(c)	Principles of consolidation

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries. The more significant subsidiaries are the following: Normus Empreendimentos e Participações Ltda. ("Normus"), Newark Financial Inc. ("Newark"), VCP North America Inc., VCP Trading N.V., VCP Overseas Holding KFT and VCP-MS Celulose Sul Mato-Grossense Ltda. ("VCP-MS") all of which are wholly owned. All significant intercompany accounts and transactions, unrealized profits and intra-group profit distributions have been eliminated on consolidation.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

We own 28.0% of the common voting shares, which represent 12.35% of the total share capital, of Aracruz Celulose S.A. ("Aracruz"), which we acquired in 2001. At December 31, 2008, the quoted market value of our 127,506,457 Aracruz common shares was US$ 217 compared to US$ 1,150 at December 31, 2007 against a carrying value of the investment including goodwill of US$ 135 and the deferred tax asset on impairment of Aracruz investment (Note 5(b)) of US$ 46. The Aracruz common share quoted price at December 31, 2008 was R$ 3.98 and R$ 5.60 on January 19, 2009, equivalent to US$ 1.70 and US$ 2.40.

On January 20, 2009, VCP management announced that it had concluded negotiations with members of the Lorentzen, Moreira Salles and Almeida Braga families (the "Families") for VCP to acquire 127,506,457 common shares issued by Aracruz, representing approximately 28.03% of the voting capital of Aracruz. The transaction closed on January 21, 2009. The purchase price of R$ 2,710 million is to be paid in six tranches (Note 4(e)).

On January 20, 2009, Aracruz management announced that it had reached an agreement with 80% of the banks party to derivative transactions which had caused Aracruz to record significant losses during 2008 (Note 22).

We own 50% of the voting and total shares of Asapir Produção Florestal e Comércio Ltda. ("Asapir") and of Voto - Votorantim Overseas Trading Operations IV Limited. ("VOTO IV"). From September 2007 to August 2008, we also owned 40% of the voting and total shares of Ahlstrom VCP. These investees, which are incorporated in Brazil, are accounted for using the equity method.

On March 31, 2005, via a 50% owned joint venture Ripasa Participações S.A. ("Ripar"), Ripar acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa, a Brazilian pulp and paper producer (Note 4(a)). On May 24, 2006, Ripasa's minority preferred non-voting shareholders exchanged their interests in Ripasa for shares in the joint venture partners of Ripar (Note 4(a)) which, among other things, resulted in VCP indirectly owning 50% of Ripasa, via Ripar. Subsequently Ripar was dissolved and its assets were distributed to VCP and Suzano, in equal parts (Note 4(a)). On July 4, 2006, the joint venture partners paid US$ 71 to a group of Ripasa's minority preferred non-voting shareholders. We accounted for our equity interest in Ripasa using financial information with a one month lag. through August 31, 2008. Effective September 1, 2008 Ripasa was transformed into a cost and production sharing unit, know as Consórcio Paulista de Papel e Celulose ("Conpacel or "Consortium"), wherein VCP has an undivided 50% interest in the assets liabilities and operations of the Consortium (Note 4(a)(v)). Subsequently, the one month lag was eliminated and we recorded equity in earnings based on August 31, 2008. From September 1, 2008, we started to recognize our 50% interest in the Consortium's operations and no longer applied the  equity method. Upon derecognizing the investment in the affiliate and recording our share in its net assets, investments in affiliates were reduced by US$ 441 and fixed assets and other assets increased by US$ 677. During the period it was treated as an equity investment, sales to third parties by Ripasa were made through its joint venture partners; similarly, the Consortium does not make sales directly to third parties. From the date of the Consortium's formation through December 31, 2008, the Company recorded cost of sales of US$ 2 on sales of products it received from the Consortium.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(d)	Cash and cash equivalents

We consider all highly liquid investments with a maturity at acquisition of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost plus accrued interest, and the balances approximate market values.

(e)	Available for sale securities

We consider debt securities as available for sale securities when we intend to sell the securities before its maturity. Available for sale securities are presented based on fair market value and the unrealized gain or loss, net of taxes, is recorded in shareholders' equity until the maturity or sale date, when the gain or loss is recorded in the statement of operations. Interest income, including amortization of any premium or discount arising at acquisition, is recognized as Financial income, in the statement of operations.

(f)	Inventories

Inventories, including timber, are stated at average cost of acquisition or production which is lower than market. We record allowances for slow moving or obsolete inventories when deemed appropriate.

(g)	Investment in affiliates, including goodwill and other goodwill

Investments in affiliates in which we have the ability to exercise significant influence over the operating and financial policies are accounted for under the equity method. Our investment in affiliates is presented together with goodwill from the acquisitions of such investments. Investments in affiliates, which includes the corresponding goodwill on the acquisition of such affiliates is tested, at least, annually for impairment. The Goodwill, other balance (Note 9) relates to Ripasa, which began to operate as a consortium on September 1, 2008. This goodwill is tested, at least, annually for impairment pursuant to SFAS 142, "Goodwill and Other Intangible Assets".

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(h)	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction, including interest during the period of construction. Expenditures which materially extend the useful lives of the existing facilities and equipment are capitalized. We depreciate property, plant and equipment using the straight-line method at rates we consider to be compatible with the useful lives, principally ten years for furniture and fixtures and five years for vehicles and capitalized software costs. Machinery and equipment is, effective May 2006 and based upon an appraisal, depreciated over a useful life of 18 years and 3 months instead of the previously used 25 years. Depletion of forests is computed using the units-of-production method, based on the volume of timber harvested in each period and capitalized costs are expensed at the time of each harvest. Costs related to the start-up of new facilities and re-structuring charges are expensed as incurred.

Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing etc.) and on-going development costs are capitalized as incurred. As a result of improvements in forest management techniques, including genetic improvement in trees, we harvest and replant our forests approximately every seven years. Capitalized costs are expensed at the time of each harvest.

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment.

We considered SFAS 143 "Accounting for Asset Retirement Obligations" in determining whether to record an asset retirement obligation for property, plant and equipment and have concluded that no such adjustment was required as we have no retirement obligation for which there are existing legal obligations and that obligation is unavoidable. The Company does not have any long-lived asset that it expects to abandon, or dispose of that would require an asset retirement obligation provision.

(i)	Income taxes

Brazilian taxes on income consist of federal income and social contribution taxes, the latter being a federal tax based on adjusted taxable income determined under Brazilian tax regulations. There are no taxes levied by state or local authorities on income in Brazil.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

For the purposes of these financial statements, we have applied SFAS 109 "Accounting for Income Taxes", for all periods presented. The effect of adjustments made to reflect the requirements of US GAAP as well as the differences between the tax bases of non-monetary assets have been recognized as temporary differences for the purpose of recording deferred income taxes.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation no. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". The adoption of FIN 48 had no effect on the financial information or disclosures (Note 20).

(j)	Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are delivered to our customers which are when title and associated risks pass to our customers. Revenue was recorded net of sales returns of US$ 9 in 2008 (US$ 8 in 2007 and US$ 10 in 2006). Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income. Recognition of revenue for our two segments and for domestic and export sales is based on the following principles:

(i)	Paper - domestic market

Sales are either on cash or credit terms (normally 30, 60, 90 days) or through our vendor program. Credit sales receivables are discounted to present values as our price list is dependent on the length of credit granted. Revenue is recognized when the customer takes delivery of the product either upon delivery to the customer's carrier (FOB) or premises (CIF). Sales through our vendor program are made to certain of our pre-qualifying domestic customers (approximately 8% of accounts receivable), and represented approximately 31% of our domestic sales in 2008 (2007 - 23% and 2006 - 22%). Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product. We guarantee full repayment of the loan for which the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 240 days. The Company charges the same price on vendor program sales as it does on cash-on-delivery sales. There is no embedded charge for the guarantee.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(ii)	Paper - export market

Export orders are normally fulfilled from inventories maintained at our own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer. CIF and FOB terms determine timing of revenue recognition.

(iii)	Pulp - domestic market

Sales are primarily under credit terms which do not exceed 30 days. Revenue recognition is consistent with that applied to paper sales.

(iv)	Pulp - export market

All export orders are normally fulfilled from inventories maintained at our own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer. Shipping and handling costs, when billed to customers in a sales transaction, are included in revenue and the related costs are charged to selling and marketing expenses. These costs totaled US$ 92, US$ 89 and US$ 79 in 2008, 2007 and 2006, respectively.

Annually, the Company considers the provisions of FIN 45 and EITF 00-21 "Revenue Arrangements with Multiple Deliverables" in accounting for the vendor program. Guarantee income from these arrangements are not significant and although EITF 00-21 was considered in the determination of how to account for a possible multiple deliverables, these were considered not to be material. The Company's historical analysis indicates that the fair value of the guarantees is insignificant as the Company has not incurred significant losses in the past. The Company recognizes revenue for each of the elements of the sale of the products when the customer takes delivery.

(k)	Comprehensive income

We report comprehensive income in accordance with SFAS 130, "Reporting Comprehensive Income", and have elected to present this in the Statement of changes in shareholders' equity. In our case, comprehensive income comprises the results of our operations, the translation adjustments included in the CTA component of shareholders' equity, the changes in the fair value of available for sale securities and the post-retirement benefits.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(l)	Earnings (loss) per share

In conformity with SFAS 128, "Earnings per Share", we have presented earnings per share for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that paid to the common shares. The computation has been made as if the net income (loss) for each period will be fully distributed. As earnings may be capitalized or otherwise appropriated, there is no assurance that either common or preferred shareholders will receive dividends. We may also pay dividends through interest attributed to capital in accordance with our by-laws.

Consistent with guidance provided by Emerging Issues Task Force (EITF) No. 03-06 "Participating Securities and the Two-Class Method under SFAS No. 128, 'Earnings per Share'", an entity would allocate losses to the preferred shares in periods of net loss if, based on the contractual terms of the participating security, the preferred shares had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses. The Company's preferred shares do not have a contractual obligation to share in the losses. Accordingly, the loss per share for the year ended December 31, 2008 was computed only for common shares.

(m)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Estimates are used for, but not limited to: accounting for allowance for doubtful accounts, inventory valuation allowances, selection of depreciable lives of assets, asset exchange, asset impairments, tax valuation allowances, employee post-retirement benefits, uncertain tax positions, contingencies and other similar evaluations. Actual results could differ from those estimates.

(n)	Employee benefits and other related matters

In March 2000 we launched a defined contribution plan which provides pension and post-retirement benefits (Note 21). We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred. Most of our employees are members of unions, with which we enter into collective-bargaining arrangements annually. The liability for future compensation for employee vacations is accrued as earned.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

We adopt SFAS 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions" and SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)", which require a provision for the costs of post-retirement benefits expected to be paid to current, former or inactive employees upon retirement. Expenses relating to benefits we provide to our current employees are expensed as incurred whereas those relating to retired employees (current as well as expected in the future) and their dependents are accounted for in accordance with SFAS 106.

(o)	Environmental matters

Our production facilities and forestry operations are subject to a number of environmental risks which we seek to mitigate by strict operating procedures and investments in pollution control equipment and systems. Ongoing environmental compliance expenditures are expensed as incurred and new equipment and systems are capitalized. We believe that no provision for losses related to environmental matters is currently required based on prevailing laws and regulations in Brazil.

(p)	Restructuring expenses

A corporate restructuring was carried out during the fourth quarter of 2008. Expenses relating primarily to employee terminations expenses totaling US$ 4 were recorded as General and administrative expenses.

3	Recently Issued Accounting Pronouncements

The FASB recently issued a number of SFAS and interpretations.

(a)	Accounting pronouncements adopted

In September 2006, the FASB issued SFAS 157 - "Fair value measurements", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

The adoption of SFAS 157 did not generate a material impact on the Company's financial position, except for certain required disclosures about fair value measurements (Note 14).

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFAS No. 115". SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of SFAS 159 did not generate a material impact on the Company's financial position, as it did not elect to adopt the fair value option for any of its financial assets or liabilities at January 1, 2008.

On September 12, 2008, the FASB issued an FASB Staff Position (FSP) that introduces new disclosure requirements for credit derivatives and guarantees and clarifies the effective date of SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities". The new disclosure requirements are designed to result in similar disclosures for financial instruments with similar risks and rewards relating to credit risk, regardless of their legal form. For some companies, the additional disclosures may be significant, particularly given the increased use in recent years of credit default swaps to manage and gain exposure to particular credit risks. This FSP is effective for fiscal years, and interim periods within those fiscal years, ending after December 15, 2008. The adoption of this FSP did not generate a material impact on the Company's financial disclosures.

(b)	Accounting pronouncements
not yet adopted

In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combination", which replaces SFAS 141, (issued 2001) Business Combinations. This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement's scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

The result of applying SFAS 141's guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this Statement. In addition, this Statement's requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method, to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements". The Company is currently assessing the impact of this statement on its consolidated financial statements and will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51", which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related SFAS 141(R). This Statement will be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements will be applied retrospectively for all periods presented.

In March 2008, the FASB issued FASB SFAS161, "Disclosures about Derivative Instruments and Hedging Activities". The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently assessing the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company's consolidated financial statement.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

In May 2008, the FASB issued SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles", which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. This Statement will be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board - PCAOB amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company is currently assessing the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company's consolidated financial statement.

4	Acquisition or Sale of Affiliates

(a)	Ripasa

(i)	Acquisition

On November 10, 2004 we signed an agreement to acquire an interest in Ripasa with its principal shareholder group through a venture we formed with Suzano Bahia Sul Papel e Celulose S.A. ("Suzano"). On March 31, 2005 VCP and Suzano each contributed US$ 275 as capital and formed Ripasa Participações S.A. ("Ripar") in exchange for equal shareholder rights and responsibilities in that entity, including direct and indirect control in the capital of Ripasa. Ripar then acquired 77.59% of the common shares and additional preferred shares that, in the aggregate, totaled 46.06% of the total capital stock of Ripasa for the Reais equivalent, at that date, of US$ 550.

Pursuant to the November 10, 2004 agreement, VCP and Suzano also had a call option to acquire from the former principal shareholder of Ripasa (formerly ZDZ Participações e Administração S.A., now CMT Empreendimentos e Administração S.A. or "CMT") additional common shares representing 22.41% of the voting common shares and additional preferred shares that, in the aggregate, totaled 13.45% of the total capital of Ripasa.

As a result of the completion of a corporate restructuring (item (ii) below), the aforementioned put and call option agreements were modified to substitute the Ripasa shares for shares of VCP and Suzano since the former Ripasa minority shareholders had exchanged their shares of Ripasa for shares of VCP and Suzano. Accordingly, CMT had a put option that would require VCP to acquire 3,124,139 of its own non-voting preferred shares during a five-year period ending March 31, 2010 and VCP has a call option to acquire these same shares from CMT during a twelve-month period beginning March 31, 2010 under the same terms, values and preceding conditions as the original call option agreement for the Reais equivalent of US$ 80 plus Brazilian market rate interest beginning from March 31, 2005. The corresponding put option held by the former principal shareholding group has the same term, values and preceding conditions and expiration date as in the original put agreement, only the underlying security had been substituted.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

On August 10, 2007, CADE, the Brazilian federal government anti-trust authority, approved the Ripasa acquisition.

On March 3, 2008, CMT announced its intention to exercise its put option related to 2,784,091 preferred shares of VCP. Pursuant to the exercise of such option by CMT, VCP and Suzano had to acquire shares of their own capital, to be kept in treasury.

On May 26, 2008, VCP and Suzano presented a Reconsideration Request to the CVM whereby the companies proposed to acquire the shares at market price. To avoid possible challenge due to breach of contract, the parties also informed the CVM about a transaction with CMT regarding the portion of the amount originally agreed upon under the Option of Purchase and Sale Agreement that exceeded the market price of the shares which would be acquired under the contractual terms.

On June 5, 2008, the CVM Board authorized the acquisition of the shares contemplated in the Option of Purchase and Sale Agreement at their then current market value without specific reference to the payment of the amount under the transaction. On June 10, 2008, VCP and Suzano each acquired its own shares from CMT at the then current market value of the shares for US$ 94, which was recorded directly in shareholders' equity, under Treasury shares and as Additional paid-in capital, and executed an extra-judicial agreement with CMT, for the payment of US$ 88, recorded under Financial expenses, in consideration for CMT's waiver for any rights against VCP in regards to the acquisition of the above mentioned shares and the Option Agreement. The payment of the above mentioned amounts concluded the transfer of the aforementioned shares and the transaction, with mutual acquittal of the parties in regards to the exercise of the put option in regards to such shares.

On July 14, 2008 VCP retired the 2,784,091 preferred shares which were held in treasury thereby reducing the corresponding amounts in Additional paid-in capital and Treasury shares by charging Retained earnings.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

There are 340,048 outstanding preferred shares that remain under the Option of Purchase and Sale Agreement, encumbered and unavailable for the exercise of the option thereunder. At December 31, 2008, their contractually stipulated acquisition cost would be the Reais equivalent of US$ 17. However, until such time as the restrictions on sale of these shares by CMT are lifted (item (iii) below), the Company believes the fair value of its obligation to meet the put option is insignificant. Accordingly, no liability has been recorded in VCP's financial statements with respect to the option related to these shares.

(ii)	Restructuring

On July 20, 2005 the Boards of Directors of VCP, Suzano and Ripasa approved the Protocol and Justification of Share Merger and Distribution ("Protocol") document that would allow CMT, representing 13.45% of Ripasa's total capital, and the remaining minority preferred shareholders of Ripasa, representing 40.49% of its total capital, to exchange their common and preferred shares for shares of VCP and Suzano, in equal parts. The restructuring plan involved two phases: (i) the merger of Ripasa into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. Upon completion of the proposed restructuring, Ripasa's minority shareholders would become shareholders in VCP and Suzano, in accordance with the Protocol. However, certain minority shareholders subsequently filed a lawsuit seeking to suspend the restructuring plan.

On April 20, 2006, VCP and Suzano entered into a judicial agreement to pay the alleged damages, settle the judicial action and implement the restructuring. The agreement required the payment of an additional amount for each of the preferred shares held by all minority shareholders.

On May 24, 2006, the shareholders of VCP, Suzano, Ripasa and Ripar approved the restructuring that allowed all of Ripasa's minority common and preferred shareholders to exchange their interests in Ripasa for VCP and Suzano shares pursuant to a new Protocol executed on May 5, 2006. VCP issued 12,532,009 preferred shares, with no par value, to all of the former Ripasa shareholders for the purchase of its portion of the remaining outstanding Ripasa common and preferred shares. As a result, VCP's preferred share capital was increased by US$ 168 to US$ 953, determined based on the share's quoted market price at that date. Suzano, simultaneously, issued its own preferred shares to all of the former Ripasa shareholders in a similar aggregate value.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

On July 4, 2006, pursuant to the aforementioned April 20 judicial agreement, VCP and Suzano disbursed to all the former Ripasa shareholders the Reais equivalent, at the date, of US$ 71 (split equally between VCP and Suzano). Accordingly, VCP and Suzano jointly became the sole owners of all Ripasa shares via their joint ownership in Ripar.

On April 30, 2006 Ripar was liquidated by dissolution and its only assets, the shares in Ripasa, were distributed equally to both VCP and Suzano. As a result, VCP became the direct holder of its 50% interest in Ripasa.

(iii)	Valuation of the put/call options

The remaining VCP preferred shares now owned by CMT are still subject to encumbrances under a legal order filed by a government agency as collateral to a legal proceeding to which CMT is a party. The options are accounted for as derivative instruments pursuant to SFAS 133 "Accounting for Derivative Instruments and Hedging Transactions" which requires, among other things, that these instruments be initially recognized at their fair values as of May 2006 and subsequent fair value changes be recognized in the statement of operations for the period.

In the event the restrictions on sale are lifted and the option becomes exercisable, VCP will record the fair value of its shares acquired directly in Additional paid-in capital in shareholders' equity and the difference in earnings of the period in which the restrictions are lifted.

(iv)	Disposition of non-core assets

VCP and Suzano jointly determined that Ripasa's core business is the Americana pulp and paper mill and all other non-core assets should be disposed. During 2007, the following non-core asset dispositions occurred: (i) Embu - on February 15, 2007 VCP signed an agreement to sell VCP's interest in the Ripasa unit located in Embu, state of Sao Paulo, to Suzano. This transaction was concluded on March 30, 2007 at which time Suzano disbursed US$ 20 to VCP. This operation generated a loss of US$ 12 including the write-off of goodwill; and (ii) Cubatão and Limeira - on August 1, 2007 VCP and Suzano signed an agreement to sell these units, located in Cubatão and Limeira, state of São Paulo, to a third party. The transaction was concluded on November 1, 2007 at which time VCP and Suzano each received US$ 32. This operation generated a loss of US$ 4 including the write-off of goodwill.

During August 2008, the remaining unsold non-sale assets, which have a book value of US$ 29 at September 30, 2008, were segregated by Ripasa and contributed as the initial capital of Asapir, a newly incorporated Brazilian company.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(v)	The Ripasa Consortium - Conpacel

VCP participates in a cost and production sharing venture with Suzano which operates a pulp and paper plant in Americana, São Paulo. Under the various agreements, the members have undivided interests in assets, liabilities and operations of the venture.

On May 12, 2008, Brazilian tax authorities approved the transformation of Ripasa into a production unit operating as a Consortium (an unincorporated joint-venture in which each party has an undivided interest) of VCP and Suzano. Conpacel began its operations on September 1, 2008. VCP and Suzano each own 50% of the net assets of Conpacel. VCP is entitled to 50% of the Consortium's production beginning September 1, 2008.

Brazilian law specifies that such consortium contracts do not constitute legal entities. Each of the legal entities party to a consortium contract is responsible only for its contractually defined obligations. The bankruptcy of one of the legal entities does not impact the legal obligations and rights of the other parties, the debts and assets of the bankrupt entity relate only to that entity according to contractual conditions.

The Consortium contract defines the obligations and responsibilities of each party; the rights to revenues, management of operations and accounting. The Consortium term is for 30 years unless wound-up through deliberation of the parties, bankruptcy or settlement.

Each party has 50% of the specific assets, liabilities and costs, and each legal entity is obligated to make payments based on the Consortium agreement. The payments made by VCP and Suzano, as well as the budget for capital expenditures, are defined by the independent General Manager. VCP and Suzano agree to make payments in accordance with the decisions of the independent General Manager.

As no separate legal entity exists, there is no consolidation of a separate entity. As per EITF 00-01 "Applicability of the Pro-Rata Method of Consolidation to Investments in Certain Partnerships and Other Unincorporated Joint Ventures", VCP accounts for its rights and obligations according to its undivided interest as defined in the Consortium agreement, and records them as part of VCP's operations according to their nature.

The carrying value of 50% of Conpacel's net assets at August 31, 2008 which represents the undivided interest of VCP is demonstrated below:

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

Assets
Current assets	43
Non-current assets
Property, plant and equipment at cost	596
Other non-current assets	38
Liabilities
Current liabilities	(59)
Non-current liabilities	(177)

Net assets	441

(b)	Asset exchange

On September 19, 2006, VCP entered into an Exchange Agreement with International Paper to exchange industrial and forestry assets between the two entities. On February 1, 2007 VCP and International Paper consummated a non-cash agreement to exchange industrial and forestry assets between the two entities. As a consequence, VCP transferred to International Paper its pulp and paper plant located in Luiz Antonio (state of São Paulo) and the plant's related timberlands. International Paper in turn, transferred to VCP assets used for the production of eucalyptus pulp, including: land, forests, and all rights related to an eucalyptus pulp mill development and construction project with a fair value of US$ 1,150, located in Três Lagoas (state of Mato Grosso do Sul). The assets received by VCP are held by its wholly-owned subsidiary VCP-MS.

As a result of this operation VCP recorded an initial gain on exchange of assets of US$ 989 in the statement of operations and a corresponding deferred income tax liability of US$ 344. The deferred tax liability was recorded in recognition that this non cash gain is a temporary difference under US GAAP. Pursuant to APB 29 "Accounting for Nonmonetary Transactions", the fair value of the assets surrendered was used when measuring the cost of an exchange transaction in order to determine the gain or loss to be recognized. The assets surrendered comprised an operating pulp and paper plant for which an appraisal was not readily available. The Company believes the fair value of the net assets acquired was more clearly evident than the fair value of the asset surrendered as the fair value of the assets received were substantially represented by cash based heavily on the liquid assets received (escrow deposit).

On June 20, 2007, pursuant to the Exchange Agreement, the parties finalized adjustments that resulted in a cash disbursement by VCP to International Paper of US$ 34, reducing the total gain to US$ 955 and deferred income tax expense to US$ 327.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

The net assets provided to International Paper, at book value, and the net assets received from International Paper, at fair value, are summarized below:

	Net assets	Net assets
	provided	received
	(Book value )	(Fair value )

Current assets	118	62
Non-current assets	7	6
Property, plant and equipment, net	406	1,527

Total assets	531	1,595

Liabilities	(22)	(97)

Total shareholders' equity	509	1,498

Gain on exchange of assets (pre-tax)		989

International Paper's subsidiary owned land, 15-year mature timberlands and environmental permits (issued by the Brazilian authorities based on an existing construction project), that allow the construction of a pulp mill in Três Lagoas. International Paper also transferred to its subsidiary (now denominated VCP-MS), cash of US$ 1,200 which was placed, pursuant to VCP-MS instructions, in trust to restrict its use only to the construction of the turnkey pulp mill. Pursuant an amendment to the agreement all financial income accruing from the funds in trust will be applied, exclusively, to the project under construction. Financial income accrued and recorded by VCP was US$ 32 and US$ 124 for the years ended December 31, 2008 and 2007, respectively.

A third party, Pöyry Engenharia ("Pöyry"), was contracted in 2006 by International Paper's subsidiary (now VCP-MS) as a project manager for the pulp mill construction. Pöyry will manage subcontractors and acquire the equipment and other supplies in order to place the plant in operation. The Três Lagoas project became operational on March 30, 2009. Pöyry will earn a management fee and will bear the construction risks and will be entitled to any surpluses or be responsible for shortfalls.

During 2007 VCP-MS modified the technical specifications of the original project for the construction of the pulp plant. The modifications resulted in an increase in the plant's initial annual production capacity from 1,000,000 to 1,300,000 tons of bleached eucalyptus pulp. As a result of these modifications, VCP-MS and its factory supplier agreed to price adjustments to the original contracted price.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

Although this transaction is still subject to the approval by the Brazilian antitrust authorities, the review process is considered by management to be merely perfunctory by nature and authorizations are expected to be obtained without significant restrictions.

(c)	Mogi das Cruzes

On March 6, 2007, VCP signed an agreement to sell its Mogi das Cruzes production unit for US$ 27. In 2006 the Mogi das Cruzes unit generated net revenues of US$ 30, representing approximately 2% of VCP's total net revenues. On April 2, 2007, the Company transferred to a new entity, Mogi das Cruzes Indústria de Papel Ltda., the net assets of its paper mill and the sale was concluded at May 1, 2007, generating a gain of US$ 9 recorded as Other operating (income) expenses, net.

(d)	Ahlstrom VCP

The Ahlstrom VCP venture, produced specialty papers in the Jacareí mill primarily for labeling applications and flexible packaging markets.

Ahlstrom Louveira Ltda., a Brazilian subsidiary of Ahlstrom, held an initial 60% interest and VCP held the remaining 40% interest, during the period from September 3, 2007 through August 29, 2008. The initial 2007 transaction involved an investment by Ahlstrom of US$ 119 and generated a non-taxable capital gain of US$ 48 and a gain on sale of investment of US$ 15, net of tax of US$ 8, recorded in Non-operating income. The remaining 40% interest of VCP was sold to Ahlstrom in August, 29, 2008 for US$ 42 in a single transaction.

(e)	Acquisition of shares of Aracruz

On January 20, 2009, the Company announced the conclusion of negotiations with members of the Families to acquire 127,506,457 common shares issued by Aracruz, representing approximately 28% of the voting capital of Aracruz. The purchase price was R$ 2,710 million (equivalent to US$ 1,160, at the December 31, 2008 exchange rate) and it is to be paid in six fixed semi-annual installments, the first of which totaling R$ 500 million (equivalent to US$ 214, at the December 31, 2008 exchange rate) was paid on January 21, 2009.

The remaining installments will be paid as follows:

.
July 5, 2009 - R$ 500 million, of which R$ 400 million will be paid in cash, and the balance of R$ 100 million to be credited in favor of the Families for private subscription of VCP preferred shares at a price of R$ 19.00 per share.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

.	January 5, 2010 - R$ 500 million to be paid in cash.

.	July 5, 2010 - R$ 500 million to be paid in cash.

.	January 5, 2011 - R$ 410 million to be paid in cash.

.	July 5, 2011 - R$ 300 million to be paid in cash.

The shareholders' agreement executed by the Families and Messrs. Joseph Yacoub Safra and Moise Yacoub Safra ("Safra") in relation to their investments in Aracruz provided that: neither party may take any action or omit to take any action which results in the extension or renewal of the existing Shareholders' Agreement, and after May 11, 2008: (a) the sale by either party shall be subject to rights of first refusal by the other party and to tag-along rights, and, (b) in the event of a sale by either of them to a third party, the purchaser must adhere to the provisions of the agreement (same price and conditions).

In March 2009 Safra exercised its tag along right and, consequently, VCP owns, at the closing date of April 29, 2009, 84% of the voting capital of Aracruz. The nominal value of the total transaction is R$ 5,420 million (equivalent to US$ 2,319, at the December 31, 2008 exchange rate) and its present value at December 31, 2008 is approximately R$ 4,700 million (equivalent to US$ 2,011, at the December 31, 2008 exchange rate) (Note 22).

Pursuant to the conditions of the final contract signed between Aracruz and its creditor banks, the obligations relating to the settlement of its derivatives losses were renegotiated to be paid over nine years beginning in 2009 in semi-annual installments and as from 2010 in quarterly installments (Note 22(b)).

5	Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate on adjusted taxable income is 34%. Taxes on income are based on adjusted taxable income determined under Brazilian tax regulations. VCP is also subject to tax in certain foreign jurisdictions.

(a)	Income tax analysis

The statutory rate applied to income before taxes is reconciled to income tax expense (benefit), as follows:

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

	2008	2007	2006

Income (loss) before taxes on income	(471)	1,491	299

Income tax benefit (expense) at statutory tax rate - 34%	160	(507)	(102)

Reconciliation of statutory to effective rate
Benefit from interest attributable to capital	-	56	51
Equity in earnings (losses) of affiliates	(45)	39	26
Differences in foreign income tax rate	67	23	24
Other permanent differences	16	6	(3)

Income tax (expense) benefit	198	(383)	(4)

(b)	Analysis of deferred tax balances

	December 31,

	2008	2007

Deferred tax assets
Temporary differences	127	38
Tax loss carryforwards	104	47
Tax effects on impairment of Aracruz investment	46	46
US GAAP adjustments and others	14	2

Total deferred tax assets	291	133

Less: current portion	(43)	(5)

Total deferred tax assets non-current portion	248	128

Deferred tax liabilities
US GAAP adjustments
Gain on exchange of assets (Note 4(b))	(293)	(386)
Tax effect on fair value of asset exchange (Note 4(b))	(63)	(83)
Other	(96)	(8)

Total deferred tax liabilities	(452)	(477)

Net deferred tax liabilities non-current portion	(204)	(349)

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period over which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate.

A new cost basis for our off-shore holding company, Newark's, carrying value of its investment in Aracruz (which uses the U.S. dollar as its functional currency) was determined based on the market price of US$ 18.56 for the Aracruz ADS on December 31, 2002, and an impairment charge of US$ 136 (gross of deferred income tax effects of US$ 46) was recorded directly to income (Equity loss of investee). The deferred tax effect is included in Deferred income tax benefit (expense). At December 31, 2008, Aracruz ADS traded at US$ 11.28; each ADS represents 10 Aracruz preferred class B shares.

6	Available for Sale Securities

	2008	2007

Denominated in Reais
Credit linked notes	-	176

Total	-	176

Securities were adjusted to their fair values and the difference between the carrying amounts of the securities at the date of transfer and their fair value as of such date was recognized, net of the related tax effects, in Net unrealized gains (losses) on available for sale securities directly in shareholders' equity.

7	Trade Accounts Receivable

	2008	2007

Domestic receivables	90	114
Export receivables, denominated in U.S. dollars	67	60
Allowance for doubtful accounts	(6)	(9)

	151	165

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

At December 31, 2008, no single customer represented more than 10% of our trade accounts receivable balance (for December 31, 2007 one customer accounted for 19% of total trade accounts receivables).

8	Inventories

	2008	2007

Finished products	89	105
Work in process	14	7
Raw materials and supplies	83	71
Imports in transit and other	7	3

	193	186

9	Investment in Significant Affiliated Companies and Goodwill, Other

	2008	2007

Investment and goodwill in affiliated Companies
Aracruz	135	314
Ripasa (Note 4(a))	-	646
Ahlstrom VCP	-	39
Other	22	10

	157	1,009

Goodwill, other (Note 9(b))	132	-

	132	-

The Aracruz investment account balance was determined as follows:

	2008	2007

Aracruz US GAAP shareholders' equity	938	2,387
Participation in total equity (common and preferred) - %	12.35	12.35

Investment account	116	295
Goodwill	19	19

Investment and goodwill	135	314

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

	2008	2007	2006

Equity in earnings (losses)
Aracruz	(153)	52	56
Ripasa (through August 31, 2008)	20	15	19
Capital gain on sale of investments (Note 4(d))	-	48	-
Ahlstrom VCP	-	1	-
Other	1	(3)	2

	(132)	113	77

(a)	Aracruz

The Company accounts for its investment in Aracruz using the equity method of accounting. At December 31, 2008 the Company's investment in Aracruz amounted to US$ 135, included in the investment balance is unamortized goodwill of US$ 19. In 2008, the Company recorded a loss for its share in the equity losses for this investee of US$ 153 (gains of US$ 52 in 2007 and US$ 56 in 2006). Aracruz uses the U.S. dollar as its functional currency.

VCP provides no guarantees to Aracruz and is not liable for amounts due to Aracruz creditors. VCP's equity at risk is limited to its investment in Aracruz. For statutory purposes in Brazil and under Brazilian GAAP, VCP accounts for its investment in Aracruz on the proportional consolidation method. VCP has certain financial covenants that are based on Brazilian GAAP (Note 12(i)).

Subsequent to the balance sheet date the Company acquired an additional interest in Aracruz, which concluded the renegotiation of certain outstanding loans with its creditors (Note 4(e)).

(b)	Ripasa

The Company accounted for its investment in Ripasa using the equity method of accounting until August 31, 2008. Beginning September 1, 2008, we started to recognize our 50% interest in the Consortium's operations (which basically operates in our paper segment) and no longer applied the equity method. The related goodwill is disclosed separately as "Other goodwill" at December 31, 2008 of US$ 132.

Aracruz and Ripasa's December 31 condensed balance sheets and condensed statements of operations for the three years ended December 31, 2008 are as follows:

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

	Aracruz (i)

	2008	2007

Current assets	1,194	1,251
Property, plant and equipment, and other assets	4,206	3,374
Current liabilities	604	328
Long-term debt (long-term portion)	3,567	1,312
Other long-term liabilities	291	597

Net assets	938	2,388

	Aracruz (i)

	2008	2007	2006

Net sales	1,911	1,884	1,681
Operating income	342	594	499
Net income (loss)	(1,239)	422	455

Ripasa (ii)

2007

Current assets	208
Property, plant and equipment, and other assets	1,411
Current liabilities	175
Non-current liabilities	500

Net assets	944

	Ripasa (ii)

	2008	2007	2006

Net sales	462	478	573
Operating income	68	59	67
Net income	38	28	55

(i)	12.35% total ownership interest (28.0% of the voting shares).

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(ii)
50% interest recorded based on the equity method until August 31, 2008, thereafter the consortium's started to operate and the results of the production sharing unit were then recorded on a line by-line basis directly in VCP's statement of operations.

10	Property, Plant and Equipment

	2008	2007

Land	464	482
Buildings	183	183
Machinery, equipment and installations	1,494	1,250
Forests	738	706
Other	201	326

Construction in progress
VCP-MS (Note 4(b))	1,396	1,285
Other	76	279

	4,552	4,511
Accumulated depreciation and depletion	(686)	(595)

	3,866	3,916

Financial income accruing from the VCP-MS trust (Note 4(b)), totaling US$ 32, was disbursed in 2008 as construction in progress. Interest capitalized on construction in progress in each of the periods was: 2008 - US$ 3; 2007 - US$ 6 and 2006 - US$ 11. The accumulated depreciation of capitalized leases was US$ 1 in 2008 (none in previous years).

11	Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 6.06% at December 31, 2008 (2007 - 5.72%). Historically, we have not incurred significant losses in connection with such recourse provisions.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

12	Long-term Debt

	Interest rate December 31, 2008	2008	2007

Third parties
In U.S. dollars
Export credits (prepayment)	LIBOR + 1.30%	1,040	848
Export credits (prepayment)	6.05%	25	-
Fixed rate notes	2.15%	50	50
Leasing agreements	LIBOR + 1%	16	-
Import notes	LIBOR + 3%	8	-

In Reais
Export credit notes	94% of CDI	113	30
Leasing agreements	101% of CDI	22	-

Total third parties		1,274	928

Related parties
In U.S. dollars
VOTO III loan	7.88%	54	43
VOTO IV loan	7.75%	201	201

In Reais
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES
TJLP	TJLP + 3.68%	102	159
UMBNDES	UMBNDES + 3.8%	18	22

Total related parties		375	425

Total debt		1,649	1,353
Less: current portion		(490)	(156)

Long-term portion		1,159	1,197

.	LIBOR (London Interbank Offered Rate) at December 31, 2008 was 1.75% p.a. (2007 - 4.60%).

.	TJLP ("Taxa de juros de longo prazo"), a long-term interest rate fixed quarterly by the Brazilian Central Bank. At December 31, 2008, the TJLP was 6.50% p.a. (2007 - 6.25%).

.	The UMBNDES is a weighted average rate based on the exchange rates in a basket of currencies, predominantly U.S. dollars, held by BNDES.

.	CDI (Interbank Deposit Certificate) at December 31, 2008 was 13.6% p.a. (2007 - 11.11%).

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(a)	Export credits (prepayment)

In September 2008, VCP recorded its 50% share of the Consortium loans which at September 30, 2008 totaled US$ 83 comprising contracts for export prepayment (US$ 73) and import financing (US$ 10) which mature in 2012. At December 31, 2008 the outstanding amount was US$ 62.

In May 2008, VCP signed an export prepayment contract with Nordea Bank AB for the aggregate amount US$ 50 at LIBOR plus 0.68% p.a. Payments are due through 2012 in installments to match export shipments. The financings are guaranteed by export contracts.

In April 2008 VCP signed a bridge loan with ABN AMRO Bank NA in an aggregate amount of US$ 200 at LIBOR plus 2% p.a. The financing matured on September 26, 2008, and was guaranteed by a security interest in financial assets. The maturity date was renegotiated and deferred to March 24, 2010, indexed at LIBOR plus 5%.

In June 2007 we signed an Export Prepayment contract with Banco Bilbao Vizcaya Argentaria for US$ 100 at LIBOR plus 0.38% p.a. Payments are due through 2015 in installments to match export shipments. The financings are guaranteed by export contracts.

In September 2006 we signed an Export Prepayment Facility Agreement with a pool of banks (ABN Amro Bank, Banco Santander Central Hispano and Banco Bradesco) in an aggregate amount of US$ 550 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financings are guaranteed by export contracts. The proceeds of the Agreement were used to prepay various then outstanding Export Prepayment loans.

In July 2006, our wholly-owned subsidiary VCP Overseas Holding KFT, signed an Export Prepayment Agreement with a syndicate of banks in an aggregate amount of US$ 375 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financings are guaranteed by export contracts. The proceeds were used to purchase from the lender and convert into an inter-company loan various outstanding Export Prepayment loans.

(b)	Fixed rate notes

On May 2008, we renewed a foreign exchange denominated financing agreement with UNIBANCO - União de Bancos Brasileiros S.A. for the Reais equivalent of US$ 50 obtained for the working capital purposes, which matures in 2009.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(c)	VOTO III loan

In January 2004, Votorantim Participações S.A. ("VPAR"), our ultimate controlling shareholder, formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount originally issued US$ 45, and are the guarantors for this amount.

(d)	VOTO IV loan

On June 24, 2005 VOTO IV, a wholly-owned subsidiary of VPAR, issued US$ 400, 7.75% Fixed Rate Notes due 2020 in the international market, under Rule 144A and Regulation S. VCP was a guarantor of 50% of the debt issued by VOTO IV and we received 50% of the total amount originally issued (US$ 200). On September 6, 2005, we acquired a 50% interest in VOTO IV and continue as the guarantor for 50% of these Notes.

(e)	BNDES

On October 4, 2007, we signed a new financing agreement for the Reais equivalent of US$ 13 for the purpose of financing the construction of the plant house in Rio Grande Sul state. Part of the loan, equivalent to US$ 12, bears interest at TJLP plus 1.8% per annum and the remaining balance is indexed to the UMBNDES plus 1.3% per annum. This financing will mature in 2012.

On May 20, 2005, we signed a financing agreement with BNDES for the Reais equivalent of US$ 93 for the purpose of financing acquisition of timberlands. Part of the loan, equivalent to US$ 79, bears interest at TJLP plus 4.5% per annum. The remaining balance is indexed to the UMBNDES plus 4.5% per annum. This financing will mature in July 2015. Amounts drawn down at December 31, 2008 and 2007 were US$ 66 at each year.

We have several other financing agreements outstanding with BNDES primarily related to the acquisition of machinery and equipment. These obligations mature at varying dates through 2015 and bear interest at TJLP plus 3.68% p.a.

(f)	Leasing

The Company signed capital leases agreement with the Bank Société Générale for the acquisition of machinery used to fell and harvesting trees in the total amount of US$ 50. The first tranche of US$ 3 was released in September 2008 and matures in 2013.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

On December 31, 2008, VCP recorded its 50% share of the Consortium pulp machine leasing liabilities that totaled US$ 22 which mature in 2014.

(g)	Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of VPAR.

(h)	Long-term debt maturities

At December 31, 2008, the long-term portion of long-term debt maturities is as follows:

2010	196
2011	180
2012	225
2013	168
After 2013	390

1,159

(i)	Covenants

We are subject to a number of material affirmative and negative covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and maintenance of certain financial ratios calculated based on Brazilian GAAP or US GAAP, depending on the contract. We were in compliance with all covenants during each period presented, except as of December 31, 2008. Following the breach of certain covenants at December 31, 2008, which could have resulted in accelerated amortization of balances due, we renegotiated the covenant terms with the creditor banks, for those loans which were subjected to accelerated repayment. The banks provided waivers of the covenants ratios for the period ended December 31, 2008. The remaining loans for which covenant terms had been breached, including a loan from BNDES (one of our shareholders), do not have the right to demand accelerated repayment. In these cases, if requested by the banks, we may be required to provide additional assets pledged as guarantees.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

13	Related Parties

Balances and transactions with related parties are as follows:

	Nature and business
	purpose of transactions	2008	2007

Cash, cash equivalents and available for sale	Surplus cash funds invested with Banco Votorantim S.A.	40	34

Unrealized losses from cross-currency interest rate swaps	Arising from swap contract transactions in which the Banco Votorantim S.A. acts as counter-party	(7)	-

Long-term loans	Loans from related parties
Votorantim Group
VOTO III		54	43
VOTO IV		201	201
BNDES and its subsidiary BNDESpar (shareholder)		120	181

Trade payables from related parties	Purchases of wood, pulp and paper
Ripasa		-	67
Asapir		5	-

Revenue, income and expenses from transactions with related parties were as follows:

	2008	2007	2006

Purchases from Ripasa (*)	180	213	75
Purchases from Votener Votorantim Comercializadora de Energia Ltda.	15	9	6
Purchases from TIVIT Tecnologia da Informação S.A.	6	8	4
Financial income	28	34	70
Financial expenses	181	4	73

(*)	Through August 31, 2008; effective September 1, 2008 Ripasa is operating as a consortium (Note 9(b)).

Financial income arises from investments made in Banco Votorantim S.A.; financial expenses represent mainly losses on cross-currency interest rate swaps based on their respective fair values.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

14	Financial Instruments

We are exposed to various market risks, including changes in foreign currency rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates.

We use cross-currency interest rate swap contracts in the market to reduce our foreign currency exposure and also take into account the natural hedge provided by our exports in determining our hedging needs. We establish strict internal policies with respect to our currency exposure positions and revise these policies from time to time in response to new economic information on the macroeconomic environment in Brazil. The exposure to foreign currency risk is guided by closely monitored policies. We also invest in instruments linked to exchange variations.

We also use cross-currency interest rate swap contracts to mitigate the volatility of foreign exchange rate fluctuations on our U.S. dollar-denominated debt. The unrealized gains and losses on these contracts are recorded on our balance sheet as assets or liabilities and in our statement of income in "Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net."

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities include borrowings denominated mainly in U.S. dollars. Our sales outside of Brazil are largely U.S. dollar-denominated, while sales of pulp within Brazil are denominated in Reais but based on U.S. dollar prices with most of our operating costs being denominated in Reais. Our export revenues and cross-currency interest rate swap contracts partially mitigate the exposure arising from our U.S. dollar-denominated debt.

The majority of the Company's sales revenue is denominated in U.S. dollars while more than half of its costs are incurred in Reais. The Company's foreign currency risk management strategy permits it to use derivative instruments to protect against foreign exchange rate volatility.

The percentage of our debt subject to fixed and floating interest rates (before taking into account the cross-currency swaps) is as follows:

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

	December 31
	2008	2007
	Percentage

Floating rate debt
Denominated in U.S. dollars	73	69
Denominated in reais	14	12

	87	81

Fixed rate debt
Denominated in U.S. dollars	13	19

	100	100

Our floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar-denominated borrowings and to the variations of the TJLP.

(a)	Policy for use of derivatives

The Company's policy for derivatives aligns the maturity dates of the foreign currency financing obligations with the foreign exchange free cash flows, and is intended to hedge the Company's cash against fluctuations in foreign exchange and interest rate movements. The Chief Financial Officer is responsible for managing derivatives by identifying exposures and correlations among different risk factors that are involved in the Company's business.

This policy is restricted to mitigating the effects of exposure of cash flow to foreign currencies and prohibits transactions effected for speculation purposes. The risk mitigation transactions take into account a variety of products and counterparties.

(b)	Fair value of derivative contracts, criteria for evaluation and measurement, methods, and significant assumptions used to determine the fair value

Derivative financial instruments held by the Company are as follows:

(i)
A conventional swap in which the Company receives Yen and pays U.S. dollars, with a notional amount of US$ 45 and maturity date of 2014. This swap was contracted to mitigate currency risks from the VOTO III loan. As of December 31, 2008, the fair value receivable is US$ 3 (2007- US$ 5).

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(ii)
A conventional swap in which the Company receives the CDI rate and pays U.S. dollar (Call's NCE) with a notional amount of US$ 50. This swap was contracted to reduce the loan cost and to match cash outflow. This swap is subjected to four call options through February 2009, with an average strike price of US$ 1.9. As of December 31, 2008, the fair value payable is US$ 32.

(iii)
A conventional swap in which the Company receives U.S. dollars and pays CDI rate with a notional amount of US$ 100 and maturity in November 2009. This swap was contracted to mitigate risks from fluctuations on the short-term loans denominated in foreign currency. As of December 31, 2008, the fair value receivable is US$ 2.

(iv)
A conventional swap in which the Company receives U.S. dollars plus interest plus 300% of the CDI and pays 100% of the CDI, with a notional amount of US$ 6 and maturity in January 2009. This swap was contracted to mitigate risks from the short-term loans denominated in foreign currency. As of December 31, 2008, the fair value receivable is nil.

(v)
A swap in which the Company receives LIBOR plus interest and pays 99.7% of the CDI, with a notional amount of US$ 50 and maturity on March 29, 2010. This swap was contracted to mitigate risks from the export credit agreements. As of December 31, 2008, the fair value receivable is US$ 3.

(vi)
Sale of Non-Deliverable Forwards ("NDF") from over-the counter transactions without physical delivery. NDFs relate to a future purchase and/or sale of a fixed currency amount, without initial disbursement, based on a notional amount and a strike price. The notional amount is US$ 24 and the maturity date is January 2010. At the maturity date the result will be the difference between the contracted rate and the maturity date rate, multiplied by the notional amount. As of December 31, 2008 (no similar operations in 2007), the sale average strike is US$ 1.94 and the purchase average strike is US$ 2.24 and, the fair value liability is US$ 8.

(vii)
Swaps and Target Forwards ("TARN") are over-the counter transactions without initial disbursement. The notional amount is US$ 126 and the maturity date is January 2010. If at the maturity date, the exchange rate is be below the strike price, the Company will receive the difference between these rates multiplied by the notional amount, limited to a contracted gain, which if reach at each maturity date will cancel all the subsequent maturities ("Knock out"). However, if the exchange rate at maturity is above the strike price, the Company will pay the difference between these rates multiplied by the double the notional amount. As of December 31, 2008 (no similar operations in 2007), the average strike is US$ 1.75 and the fair value liability is US$ 68.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

The following means were used to measure the fair value of the derivative contracts positions:

(i)	Swaps - were measured based on the future cash flows, considering the contractual rates up to maturity dates, discounted to present value using the BM&F fixed rate yield curves.

(ii)
NDF - were measured by the difference between the asset estimated at each maturity date from similar transactions at the BM&F on December 31, 2008 and the contractual reference amount at the maturity date.

(iii)
TARN - were measured by application of the Monte Carlo Model, in which possible U.S. dollar forward scenarios are generated based on the current exchange rate level and implicit volatility obtained from Bloomberg. Based on these simulations, possible payables or receivables are obtained at each verification dates. These flows are then discounted to present value using the BM&F fixed rate yield curve. The average of these present values represents the fair value of the transaction.

Derivative instruments are classified and demonstrated in the table below based on one of the following categories:

.
Level I - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

.
Level II - other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly, such as: quoted prices for similar assets or liabilities in active or not active markets and other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates). Determined adjustments to these inputs can be adopted to these inputs, based, for instance, on the volume and level of activity in the markets the inputs are observed.

.
Level III - unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available and reflect the management's assumptions about the assumptions that market participants would use in pricing the asset or liability. Unobservable inputs shall be developed based on the best information available in the circumstances and are highly dependent on management's judgment.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

		December 31, 2008
			Fair value at the reporting date			Year ended
	Notional amount	Carrying amount	Level I	Level II	Level III	December 31, 2008

Unrealized gain (loss) from cross- currency interest rate swaps, TARN and NDF
TARN	126	(68)	-	(68)	-	(100)
NDF	24	(8)	-	(8)	-	(64)
CDI x US$ (Call's NCE)	50	(32)	-	(32)	-	(57)
LIBOR x CDI	50	3	-	3	-	31
Yen x US$	45	3	-	3	-	6
US$ x CDI	100	2	-	2	-	2
US$ /CDI x CDI	6	-	-	-	-	-

		December 31, 2007
			Fair value at the reporting date			Year ended
	Notional amount	Carrying amount	Level I	Level II	Level III	December 31, 2007

Unrealized gain from cross currency interest rate swaps Yen x US$	45	(5)	-	(5)	-	17

Our counterparties are financial institutions, including Banco Votorantim S.A., a member of the Votorantim group. The rates that we negotiate with Banco Votorantim S.A. reflect those available in the current financial market. Our treasury department also compares these rates to those offered by other banks in order to assure that we receive the most favorable terms and conditions available for each transaction.

(c)	Fair value of other financial instruments

To determine the fair value of assets and liabilities, amounts were adjusted, when applicable, based on market or contractual interest rate.

The fair value of other financial instruments and investments are disclosed at the following table:

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

	December 31, 2008
		Fair value at the reporting date
	Carrying amount	Level I	Level II	Level III

Cash and cash equivalents	280	-	280	-
Trading securities	43	-	43	-
Investment in Aracruz	135	217	-	-
Short-term debt, including current portion from long-term debt	928	-	856	-
Long-term debt	1,159	-	1,114	-

	December 31, 2007
		Fair value at the reporting date
	Carrying amount	Level I	Level II	Level III

Cash and cash equivalents	565	-	565	-
Available-for-sale securities	176	-	176	-
Investment in Aracruz	314	1,150	-	-
Short-term debt, including current portion from long-term debt	367	-	367	-
Long-term debt	1,197	-	1,213	-

15	Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (in Other assets) which will only be released to us upon a judgment in our favor. The position of such provisions for tax and other litigation and the corresponding deposits is as follows:

	2008		2007
	Deposits	Provisions	Deposits	Provisions

Tax-related	127	135	150	173
Labor-related	3	20	8	15
Civil-related	-	6	-	9

	130	161	158	197

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

The transactions in our provision account were as follows:

	2008	2007	2006

At beginning of year	197	152	172
Provisions for new legal proceedings	-	21	11
Reversal	(8)	-	(47)
Consortium - Conpacel	16	-	-
Translation adjustment	(44)	24	16

At end of year	161	197	152

(a)	Tax-related

We have instituted a number of legal proceedings which we are seeking a refund or contesting the imposition of certain taxes. The more significant of these proceedings are as follows:

(i)
In 1999, we filed a lawsuit challenging the 1% increase in the COFINS (Social Contributions on Revenues) tax rate (from 2% to 3%), a tax on revenues. Although we have obtained a legal injunction, based on advice of our legal counsel and reflecting rulings by the Federal Supreme Court, we accrued US$ 55 relating to this claim, from 2002 through 2004. In December 2005 we made a judicial deposit of US$ 55 following an unfavorable decision of the Supreme Court.

(ii)
During 2002, we filed a lawsuit challenging the inclusion of the ICMS (Value-added sales tax) in the computation basis for the COFINS tax, relating to the period from 1996 to 2003, as well as our deductibility of recoverable ICMS originated from raw material used for tax exempt paper products. We have accrued and deposited US$ 26 relating to this claim.

(iii)
In 1996, we filed a judicial claim to assure our right to the deductibility of inflation-indexed depreciation (an uplift of 70%) arising from a government economic stabilization program in January 1989. We obtained a favorable decision enabling the partial deduction of an uplift of 43%. Based on advice of our legal counsel, we have accrued US$ 7 relating to this claim.

(iv)
In 1998, Brazilian Law No. 9718/98 was enacted which increased the base for both PIS and COFINS for 1999 (levying other revenue lines and not only billings), while at the same time, increasing the rate for COFINS. On June 23, 2006 and August 29, 2006, we received unappealable favorable rulings for separate legal cases related to our challenge that the payment of Social Contributions on Revenues (PIS and COFINS) on other revenues (primarily on financial income) was inappropriate. As a result, in 2006 we reversed US$ 47 in the statement of operations as Financial income.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(v)	Provisions relating to Conpacel are a result of our assumption on September 1, 2008 of 50% of the legal proceedings of that operating entity.

(b)	Unprovided possible loss contingencies

VCP is party to a substantial number of other legal proceedings in the normal course of its business involving possible risk of loss, in addition to the lawsuits and administrative proceedings discussed above.

Management does not believe that such legal proceedings will, individually or in the aggregate, have a material adverse affect on our business, results of operations or financial condition, and therefore, no provisions have been recorded based on management's assessment of the probability of loss.

These possible losses, at December 31, are as follows:

	2008	2007

Tax-related	274	196
Labor-related	14	14
Civil-related	6	9

	294	219

(c)	Unprovided remote loss contingencies

Income tax assessment

In December 2007 our wholly-owned subsidiary, Normus, was assessed of US$ 512, the Reais equivalent of R$ 906.9 million by the Brazilian tax authorities for its alleged non-payment of income and social contribution taxes relating to the operations of its wholly-owned foreign subsidiary during the period of 2002 to 2006. Normus, which is domiciled and operates from Hungary, has as its principal business activity the resale of our pulp and paper in international markets.

Management is confident, as supported by the position of external legal counsel, that the subsidiary has fully settled its tax obligations in Hungary and that the claim by the Brazilian tax authorities to the effect that the income should have been taxed in Brazil is totally unfounded. Management believes, on this basis, and on existing Brazilian legal precedents including, among others, the Brazilian-Hungarian bi-lateral income tax treaty, that the risk of loss to the Company from this assessment is remote. The said treaty establishes, among other things, that Hungary has the exclusive sovereign right to tax the operations of entities domiciled and doing business from its territory.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

On December 21, 2007, Normus filed an administrative appeal and, as management and external legal counsel believe the Company's position will prevail, it has not recognized a liability.

(d)	Commitments

We do not maintain insurance for our forests; rather, our policy is to self-insure against fire, disease and other risks to our forests. We have taken measures to mitigate these risks, but any losses from damage outside of our control would be for our own account.

We provide guarantees to banks, not in excess of 180 days, although in exceptional cases, this is extended to 240 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under the vendor program we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At December 31, 2008, customer guarantees provided by us totaled US$ 112, including interest (US$ 127 at December 31, 2007 and US$ 120 at December 31, 2006). Our guarantees are usually secured by the personal guarantee of the customer's owner.

The vendor guarantee does not expose the Company to any greater risk or net obligation than a credit sale. In the case of a credit sale, revenue is recorded on shipment, and a receivable is created. If the credit sale customer does not pay the receivable, then the Company would establish a doubtful debts allowance if it considered loss to be probable. In a vendor financed sale, the Company records revenue on shipment and receives full payment from the bank. If the customer does not pay the bank within the specified time period, the Company would have to satisfy its guarantee to the bank. The Company would, at that time, charge the obligation to selling expenses if it considered the loss to be probable. The Company would then look to the customer for payment on the sale. The Company's losses from guarantees honored to-date have been negligible.

We lease timberlands under operating leases from third parties as a source for raw material for our products. The leases, most of which commenced in 1991, are typically for a term of 21 years. Lease payments, equal to 30% of the market value of the timber harvested on the property, are payable after each harvest. We guarantee to the lessor a minimum harvest payment. Payments under these operating leases were US$ 13 in 2008 and in 2007 and US$ 2 in 2006. At December 31, 2008, minimum lease payments due in 2009 total US$ 13.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

At December 31, 2008, future minimum operating lease payments were as follows:

2009	13
2010	18
2011	18
2012	17
2013	17
After 2013	90

173

We have commitments for capital expenditures amounting to US$ 300 at December 31, 2008.

We have long-term "take-or-pay" contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from one to ten years for which the contractual obligations are US$ 64 per annum. Additionally, we have long-term "take-or-pay" contracts with a supplier of pulp for 30 years. The contractual obligation in connection with this contract is US$ 65 per annum.

The following is a summary of guarantees issued to other companies of the Votorantim Group:

			Outstanding guarantee amount
Primary
obligor	Obligations	Beneficiary	2008	2007

VOTO III	US$ 300 notes issuance	Noteholders and the trustee	45	45
VOTO IV	US$ 400 notes issuance	Noteholders and the trustee	200	200

16	Segment Information

(a)	Segment information

The following information about segments is based upon information used by our senior management to assess the performance of our operating segments and decide on the allocation of resources. This approach is required by SFAS 131, "Disclosure about Segments of an Enterprise and Related Information", and has been applied for all periods presented. Our paper and pulp operations are based solely in Brazil. Intersegment revenues are accounted for at amounts which approximate those that would be obtained in a sale to third parties.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance information generated from the statutory accounting records, except for the effects of our current affiliate Aracruz and former affiliates, Ripasa and Ahlstrom VCP through August 31, 2008 which are proportionally consolidated in our Brazilian GAAP financial statements but are not included in information used by our senior management to assess the performance of our segments. The local currency information related to statement of operations data has been translated to U.S. dollars, for convenience purposes, at the average rate of each year presented. The information as at the balance sheet dates has been translated at the respective year-end exchange rates.

	2008	2007	2006

Net operating revenue - Brazilian GAAP
Pulp	771	653	520
Paper	602	691	803

Reconciling item to US GAAP
Pulp	(2)	(2)	(1)
Paper	(5)	(9)	(5)

Total net operating revenue - US GAAP	1,366	1,333	1,317

Intersegment sales of pulp to paper segment	18	43	254

Net operating revenue before intersegment sales eliminations - US GAAP	1,384	1,376	1,571

Depreciation and depletion expense - Brazilian GAAP
Pulp	132	136	127
Paper	37	12	68

Reconciling items to US GAAP
Pulp	(8)	(4)	(2)
Paper	(1)	(1)	-

Depreciation and depletion expense - US GAAP	160	143	193

There are certain differences between the methodologies we use to determine the operating profit shown in the following table and operating profit reported in our US GAAP statement of operations. For segment reporting purposes we defer start-up costs of new facilities and amortize them against operating profit over the subsequent ten years. We allocate depreciation to segments based on property, plant and equipment amounts which have been indexed for inflation, rather than the historical real amounts.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

These differences are reconciled as follows:

	2008	2007	2006

Segment operating income - Brazilian GAAP
Pulp	145	143	200
Paper	65	103	124

Operating income under Brazilian GAAP	210	246	324

Reconciling items to US GAAP
Depreciation and amortization expense
Pulp	-	1	2
Paper	-	1	2
Other adjustments
Pulp	(2)	(4)	(21)
Paper	(8)	(13)	(22)
Gain on exchange of assets, net	-	955	-

Total pulp	143	142	181
Total paper	57	89	104
Gain on exchange of assets, net	-	955	-

Operating income - US GAAP	200	1,186	285

Segment assets
Pulp	4,000	3,364	1,332
Paper	597	495	556

Total segment assets per Brazilian GAAP	4,597	3,859	1,888

Reconciling items to US GAAP
Pulp	(560)	50	37
Paper	(171)	7	20

Total pulp	3,440	3,414	1,369
Total paper	426	502	576

Property, plant and equipment - US GAAP	3,866	3,916	1,945

Capital expenditures per Brazilian GAAP
Pulp	634	420	198
Paper	55	51	50

Reconciling items to US GAAP
Capitalized interest - Pulp	3	6	2

Total pulp	637	426	199
Total paper	55	51	49

Capital expenditures - US GAAP	692	477	248

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(b)	Export sales by region

The sales by geographic area are determined based on the location of the customers.

		2008		2007		2006

	Paper	Pulp	Paper	Pulp	Paper	Pulp

Europe	6	359	14	342	54	292
Middle East and Asia	-	183	-	141	5	127
North America	11	57	20	52	57	46
South America, other than Brazil	26	1	54	1	49	-
Africa	-	2	-	-	2	-

	43	602	88	536	167	465

17	Shareholders' Equity

(a)	Dividends

Our by-laws require that we pay a dividend to our common and preferred shareholders of at least 25% of our annual net distributable income determined in accordance with Brazilian Corporate Law. In accordance with VCP's dividend policy, VCP is committed to pay dividends and/or interest attributable to capital based on 60% of its "free operating cash flow". Free operating cash flow is expected to be an amount equal to net income, as adjusted by the sum of (a) non - cash items such as depreciation, amortization, unrealized foreign exchange gains (losses) and equity gain (loss) of affiliate, and (b) net financial income (expense) and income and social contribution taxes effectively paid, and reduced by (c) the sum of changes in working capital required in the business and capital expenditures. The computation is based upon VCP's financial statements prepared in accordance with Brazilian GAAP.

In 2007 and 2006 we paid dividends in excess of the mandatory amount. In 2008, no dividends were paid or accrued relating to 2008 operations as we presented a loss under Brazilian GAAP.

The devaluation of the Real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the Real depreciates or appreciates, respectively, against the U.S. dollar. The devaluation of the Real results in net foreign exchange losses which are included in the statement of operations determined under Brazilian GAAP and which reduces the amount of unappropriated  earnings available for distribution. Brazilian law permits the payment of dividends only in Reais limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian GAAP. At December 31, 2008, we had R$ 835 million (equivalent to US$ 357) of unappropriated retained earnings balances in reserves available for distribution (2007 - R$ 2,240 million, equivalent to US$ 1,265) in our statutory books.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

Dividends paid per shares in U.S. dollars were as follows:

	2007	2006

Preferred	0.70	0.80
Common	0.64	0.72

Preferred shareholders are entitled to receive a dividend per share 10% higher than that paid to common shareholders but do not have a contractual obligation to share in losses of the Company.

The preferred shareholders may not vote at shareholders meetings but have priority in repayment of their capital, in the case of liquidation.

In accordance with the Brazilian Corporate Law and our by-laws we are required to make annual appropriations to certain reserves (Appropriated retained earnings). These comprise mainly (a) 5% of the net income (loss) in our statutory accounts which must be transferred to a legal reserve until such reserve reaches 20% of our share capital and (b) appropriation to an investment incentive reserve of an amount equal to income tax abatements related to income generated from investments in certain underdeveloped regions of Brazil. The legal and investment incentives reserves cannot be used to distribute dividends to our shareholders.

Brazilian companies are permitted to pay limited amounts of interest attributable to capital to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders' equity in a manner similar to a dividend. Interest attributable to capital is treated as a dividend for purposes of the mandatory dividend payable. A 15% tax is withheld and paid by upon credit of the interest.

(b)	Treasury shares acquisition and retirement

Treasury shares transactions and additional paid-in capital:

(i)	On June 10, 2008 we repurchased 2,784,091 of our own shares from CMT at an average price of US$ 33.49 per share (Note 4(a)).

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(ii)	On July 14, 2008 we retired these treasury shares acquired reducing the corresponding balances of Additional paid-in capital and Retained earnings.

18	Concentration of Credit Risk

We are potentially subject to credit risk with respect to our cash equivalents, available for sales securities, trade receivables, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and available for sales securities by placing our investments with highly rated financial institutions and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the US, Europe and Asia are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.

19	Financial Income and Financial Expense

	2008	2007	2006

Financial income
Interest income on cash equivalents	68	27	37
Interest income on Pöyry's fund (Note 4(b))	32	124	-
Gain on available for sale securities	-	42	62
Reversal of contingency provision (Note 15(a))	8	-	47
Present value adjustment	7	12	16
Other (including taxes)	34	31	4

	149	236	166

Financial expenses
Interest and charges on U.S. dollar debt	67	65	91
CMT payment (Note 4(a)(i))	88	-	-
Interest and charges on real debt	19	14	15
Tax on checking accounts - CPMF	-	12	9
Indexation and interest charges on contingencies	2	20	6
Other	51	34	27

	227	145	148

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

20	Liabilities Associated with Unrecognized
Tax Benefits

The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes", on January 1, 2007. Beginning January 1, 2007, the Company records the financial statement effects of an income tax and social contribution tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on management's best judgment given the facts, circumstances and information available at the reporting date.

Differences between a tax position taken or expected to be taken in the Company's tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded in the balance sheet as either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. Interest and penalties are accrued with respect to unrecognized tax benefits in accordance with the legislation of the respective taxing jurisdictions, which are recognized as a component of interest expense.

The adoption of FIN 48 did not have any impact in the Company's statements of operations and financial position and did not result in a cumulative adjustment to retained earnings upon adoption (Note 2(i)).

As of December 31, 2008, we have no amount recorded for any uncertainty in income taxes.

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally open to audit for five years.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

21	Retirement Benefits

(a)	Defined contribution plan

In March 2000 we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all of our employees. For employees below a certain income level we match the employee's contribution limited to 1.5% of the employee's compensation. For employees above that income level we match the employee's contribution up to 6% of the employee's compensation. At our option we may also make additional contributions. Our contributions vest in varying percentages depending on the employee's years of service and will fully vest upon the employee's retirement, death or disability, provided the employee has at least one year of service. Our contributions were US$ 2 in 2008, US$ 5 in 2007 and US$ 3 in 2006.

(b)	Post-retirement benefits

The Company has an actuarial liability that relates to its proportion of the costs of Sepaco, a hospital facility it shares with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage. Contributions paid to the hospital in the year ended December 31, 2008, 2007 and 2006 amounted to, US$ 2, US$ 3 and US$ 1, respectively and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 26 at December 31, 2008 and US$ 23 at December 31, 2007.

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31, 2008. Based on the report of our independent actuary, the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 26.

	Percentage

	2008	2007

Weighted-average assumptions
Discount rate	7.75	8.0
Health care cost trend on covered changes	3.0	3.0

Components of net periodic benefit cost for 2009 and 2008
Interest cost	3	3
Total net periodic benefit cost (benefit)	3	3

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

It has been assumed, for measurement purposes, that health care cost trends for 2009 will not be considerably different from 2008. Our actuaries are unable to project the direction and pattern of changes in both the assumed and ultimate trend rates, nor can they estimate when the rates are expected to be achieved.

A one-percentage-point change in assumed health care cost trend rates would have had the following effects in 2008 and 2007 (all other assumptions have been held constant):

	One-percentage - pint decrease

	2008	2007

Sensitivity of retiree welfare results
On total service and interest cost components	(0.3)	(0.3)
On post-retirement benefit obligation	(3.0)	(2.6)

22	Subsequent Events

(a)	Acquisition of shares of Aracruz

On January 21, 2009, the Families, owners of Arapar S.A. ("Arapar") and São Teófilo Representação e Particapações S.A. ("Sao Teófilo"), which hold 6.03% and 6.32%, respectively, of the total capital of Aracruz (equivalent to 28% of the voting capital or 127,506,457 common shares of Aracruz) sold to VCP, for R$ 2,710 million (equivalent to US$ 1,160 at December 31, 2008), their participations in the Arapar and São Teófilo. At an Extraordinary Shareholders Meeting of the Company on February 6, 2009, the shareholders approved a capital increase of up to R$ 4,254 million (equivalent to US$ 1,877, at the exchange rate on February 6, 2009), through the issuance of 62,105,263 common shares and up to 161,789,474 preferred shares at a unit price of R$ 19.00 per share, via a private subscription.

The Shareholders Meeting approved the capital increase subscription to be paid in the following manner:

(i)
Votorantim Investimentos Industriais S.A. ("VID"), shareholder, will exercise its pre-emptive right to subscribe 62,105,263 common shares with a total value of R$ 1,180 million that will be paid via the capitalization of R$ 1,000 million of existing Advances for Capital Increases and the remaining R$ 180 million in cash.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(ii)
BNDESpar, holder of 56,880,857 common shares of Aracruz will subscribe R$ 828 million for 43,588,699 preferred shares of VCP, utilizing its common shares of Aracuz, which will be received and subscribed at a unit price of R$ 14.56. The shares of VCP will be issued at a unit price of R$ 19.00.

(iii)
BNDESpar will guarantee the subscription and payment of up to 95,789,517 preferred shares and or the unsubscribed preferred shares of VCP up to R$ 1,820 million, requiring VID to transfer to BNDESpar, the preemptive right to subscribe to these preferred shares that remain after the subscription.

(iv)
The remaining shareholders of Aracruz, holders of outstanding common shares, will have the right to subscribe using these common shares of Aracruz, at a unit value of R$ 14.56 in exchange for preferred shares of VCP at the per unit value of R$ 19.00; The difference will be subscribed in cash.

(v)	The Families and Safra will guarantee the subscription and payment of unsubscribed preferred shares of VCP up to R$ 90 million each.

On March 5, 2009, VCP executed a contract to acquire 127,506,457 common shares issued by Aracruz, representing approximately 28% of the voting capital, from Safra, as a result of Safra having exercised its tag along right of a joint sale with the Families. The closing date was April 29, 2009, when the first payment occurred and, upon its conclusion, VCP holds, directly and indirectly, approximately 84% of the voting capital of Aracruz. The remaining payment will be settled under the same terms agreed with the Families.

Pursuant to the deliberations that occurred on February 6, 2009 at the Extraordinary Shareholders Meeting relating to the capital increase of VCP, the following capital increases were made on April 30, 2009 and these capital increases as well as subscriptions (i), (ii) and (iii) described in the second preceding paragraph were ratified on May 27, 2009 at an Extraordinary Shareholders Meeting on May 27, 2009 called specifically for this purpose:

(i)	Safra subscribed 4,537,335 preferred shares of VCP for R$ 86 million (equivalent to US$ 40, at the April 30, 2009 exchange rate).

(ii)	The Families subscribed 4,763,249 preferred shares of VCP for R$ 91 million (equivalent to US$ 40, from March 6, 2009 to May 5, 2009 exchange rate).

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(b)	Shareholder's agreement with BNDESpar

Upon the conclusion of the aforementioned capital increase, VID and BNDESpar executed a shareholders agreement that contemplated, among others, the following conditions:

(i)
Shares representing 21.04% of the common shares that will be held by BNDESpar after the migration of VCP to the New Market of the São Paulo Stock Exchange - BOVESPA, will be subject to the conditions of the shareholder's agreement for a period of up to three years from signature and, as a result, BNDESpar and VID will together hold, at a minimum, 50.1% of the voting capital of VCP.

(ii)	Approval of specified matters requires the affirmative vote of Bndespar.

(iii)
Between the fourth and fifth year of the agreement's term, 10.94% of the common shares held by BNDESpar will be subject to the above conditions and, as of June 2014 all shares held by BNDESpar will no longer be subject to its terms.

(c)	Renegotiation of the debts of Aracruz

On May 13, 2009, Aracruz signed the final contract with the creditor banks to pay amounts owing from the financial derivative transactions in 2008. The principal terms and conditions of this contract ratified the terms previously established in the preliminary contract executed in January 2009.

(d)	Public Offer

Pursuant to the deliberations of an Extraordinary Shareholders Meeting of May 27, 2009, VCP launched on June 1, 2009 a Public Offering, filed with the Comissão de Valores Mobiliários ("CVM"), to acquire 15,507,357 common shares issued by Aracruz (representing approximately 3.41% of the total common shares) for a per share price of R$ 17.00. This price, which is equal to 80% of the price per share paid to each of the Families, will be paid on the same terms and conditions to those accepted by the Families and Safra. The Public Offer will expire on June 30, 2009 and upon its completion all common shares of Aracruz, representing approximately 42.5% of its total capital will be held by VCP and BNDESPar.

(e)	Corporate reorganization and
corporate governance

In this regard the following events have occurred:

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(i)
On May 30, 2009, at an Extraordinary Shareholder Meeting of VCP, the conversion of its preferred shares into common shares at the exchange ratio of 0.91 common shares for one preferred share was ratified and, thereafter, subsequently ratified by a majority of the company's preferred shareholders at a Special Meeting held on the same day. Preferred shareholders who do not wish to their shares to be converted have a 30 day period that ends on July 2, 2009, to inform the company that they, instead of converting their shares, choose to redeem the shares for the respective book value per share.

(ii)
On June 1, 2009, the Boards of Directors of both Aracruz and VCP unanimously agreed and established the exchange ratio of 0.1347 preferred shares of VCP for one preferred share of Aracruz, based upon among other factors, the reports of the special independent committees of both Aracruz and VCP, that had been previously constituted for this purpose and the previous computation based upon the average of the daily exchange ratios as determined by the daily market prices of the shares of VCP and Aracruz as traded on the stock exchange for the period beginning December 2, 2008 through and including January 16, 2009.

(f)	Merger of Aracruz's shares by VCP

Within 15 days after the conclusion of the Public Offering a shareholders meeting will be called at both VCP and Aracruz to approve the merger of all Aracruz's shares by VCP, in accordance with the terms and conditions to be approved by their respective Boards of Directors. At the shareholders meeting of VCP, the acquisition of the control of Aracruz will be ratified pursuant of Brazilian Corporate Law.

The approval by VCP of the merger of the shares issued by Aracruz does not grant appraisal rights to preferred shareholders of either company, since the preferred shares rights are defined pursuant of Brazilian Corporate Law.

Within 270 days from the conclusion of the merger of the shares of Aracruz by VCP, VID intends to cause VCP to become a member of the Novo Mercado, modifying its statutes to the Regulations for Listing on the Novo Mercado of the BM&F BOVESPA, including the conversion of its preferred shares to common shares, unless said membership would result in VCP being required to pay the appraisal rights, in which case the membership would be postponed until such time as the appraisal rights are no longer applicable.

To conform with Novo Mercado regulations, the VCP's preferred shares will be converted into common shares. The exchange ratio will be of one preferred share for 0.91 common shares, on the assumption that the BNDESPar will concur with the conversion.

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